Exhibit 99.1

monday.com Announces Second Quarter 2023 Results

Second quarter revenue of $175.7 million grew 42% year over year
Number of customers with more than $50k ARR grew 63% year over year
Successfully completed and released mondayDB 1.0
Launched the monday AI Assistant and introduced expanded AI capabilities

New York / Tel Aviv, August 14, 2023 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its second quarter ended June 30, 2023.

Management Commentary:

“We saw healthy customer demand in the second quarter, reflecting our commitment to rapid innovation,” said monday.com founder and co-CEO, Roy Mann. “The official release of the first phase of mondayDB marks a significant transformation of our platform, providing customers with faster boards, and future releases will provide even more speed and scalability improvements. We also launched our AI Assistant in the quarter and are excited about the opportunities we see ahead with AI.”

“We continue to deliver superior value to our customers as we strengthen our product suite and introduce expanded features and functionality to the platform,” said monday.com founder and co-CEO, Eran Zinman. “monday Sales CRM is seeing strong momentum as we roll it out to our existing customer base, and the response to monday dev has been overwhelmingly positive since transitioning the product out of beta. We remain highly confident that our multi-product strategy will allow us to support a wider variety of use cases for customers of all sizes.”

“We are encouraged by our second quarter results, with our strong execution resulting in quarterly records for our free cash flow and non-GAAP operating income,” said Eliran Glazer, monday.com CFO. “We continue to demonstrate our ability to deliver sustainable growth despite the challenging macroeconomic environment, and the strength of our results through the first half of the year give us the confidence to raise our 2023 guidance.”

Second Quarter Fiscal 2023 Financial Highlights:

●	Revenue was $175.7 million, an increase of 42% year-over-year, or 43% on an FX-adjusted basis.
●	GAAP operating loss was $12.2 million compared to a loss of $46.2 million in the second quarter of 2022; GAAP operating margin was negative 7% compared to negative 37% in the second quarter of 2022.
●	Non-GAAP operating income was $16.6 million compared to a loss of $15.4 million in the second quarter of 2022; non-GAAP operating margin was 9% compared to negative 12% in the second quarter of 2022.
●
GAAP net loss per basic and diluted share was $0.15 compared to GAAP net loss per basic and diluted share of $1.01 in the second quarter of 2022; non-GAAP net income per basic and diluted share was $0.43 and $0.41, respectively, compared to non-GAAP net loss per basic and diluted share of $0.33 in the second quarter of 2022.

●
Net cash provided by operating activities was $47.6 million, with $45.9 million of free cash flow, compared to net cash used in operating activities of $14.1 million and negative $19.3 million of free cash flow in the second quarter of 2022.

Recent Business Highlights:

●	Net dollar retention rate was over 110%.
●	Net dollar retention rate for customers with more than 10 users was over 120%.
●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 120%.
●	The number of paid customers with more than $50,000 in ARR was 1,892, up 63% from 1,160 as of June 30, 2022.
●	Announced the completion and release of mondayDB 1.0, the initial version of our new infrastructure for the Work OS platform, to all accounts.
●	Launched the monday AI Assistant and introduced new AI capabilities, including automated task generation, formula builder, email composition and content generation.
●	Introduced the AI solution builder, allowing customers to build personalized boards for any process through the power of an Azure OpenAI-powered chatbot.

Financial Outlook:

For the third quarter of fiscal year 2023, monday.com currently expects:

●	Total revenue of $181 million to $183 million, representing year-over-year growth of 32% to 34%.
●	Non-GAAP operating income of $4 million to $6 million and operating margin of 2% to 3%.

For the full year 2023, monday.com currently expects:

●	Total revenue of $713 million to $717 million, representing year-over-year growth of 37% to 38%.
●	Non-GAAP operating income of $24 million to $28 million and operating margin of 3% to 4%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product; our history of net losses and risks related to our ability to achieve or maintain profitability and manage our growth or business plan effectively; foreign currency exchange rate fluctuations; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; our ability to attract customers, grow our retention rates and expand usage within organizations; risks related to our subscription-based business model; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products; risks related to international operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; our ability to generate new capabilities to compete in a market that is new and rapidly changing; uncertain global economic conditions; the ability of our Work OS to interoperate with a variety of software applications; our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution; risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations; the novelty of our Digital Lift Initiative; changes in tax law and regulations; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to the use of AI and AI-related products; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer located in Israel; our expectation not to pay dividends for the foreseeable future; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its second quarter 2023 and financial outlook. The live call may also be accessed via telephone at +1 (646) 307-1963 or +1 (800) 715-9871 (toll-free). Please reference conference ID: 7258179.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code-no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by over 186,000 customers across more than 200 industries and in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenue	$175,679	$123,718	$337,935	$232,215
Cost of revenue	19,516	16,730	36,530	31,339
Gross profit	156,163	106,988	301,405	200,876
Operating expenses:
Research and development	39,106	33,962	76,169	60,503
Sales and marketing	107,443	96,740	215,123	212,713
General and administrative	21,781	22,466	45,032	41,336
Total operating expenses	168,330	153,168	336,324	314,552
Operating loss	(12,167)	(46,180)	(34,919)	(113,676)
Financial income, net	7,612	2,452	17,495	4,445
Loss before income taxes	(4,555)	(43,728)	(17,424)	(109,231)
Income tax	(2,480)	(1,943)	(4,278)	(3,118)
Net loss	$(7,035)	$(45,671)	$(21,702)	$(112,349)

Net loss per share, basic and diluted	$(0.15)	$(1.01)	$(0.45)	$(2.50)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	48,209,039	45,074,912	48,061,281	45,027,168

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$989,377	$885,894
Accounts receivable, net	15,136	13,226
Prepaid expenses and other current assets	27,398	24,725
Total current assets	1,031,911	923,845
LONG-TERM ASSETS:
Property and equipment, net	36,481	34,416
Operating lease right-of-use assets	71,872	80,197
Other long-term assets	574	585
Total long-term assets	108,927	115,198
Total assets	$1,140,838	$1,039,043
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,837	$7,335
Accrued expenses and other current liabilities	89,741	73,706
Deferred revenue, current	246,610	198,099
Operating lease liabilities, current	18,952	19,083
Total current liabilities	366,140	298,223
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	50,396	58,638
Deferred revenue, non-current	3,046	2,442
Total long-term liabilities	53,442	61,080
Total liabilities	419,582	359,303
SHAREHOLDERS' EQUITY:
Other comprehensive loss	(2,111)	(3,210)
Share capital and additional paid-in capital	1,327,596	1,265,477
Accumulated deficit	(604,229)	(582,527)
Total shareholders’ equity	721,256	679,740
Total liabilities and shareholders’ equity	$1,140,838	$1,039,043

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,035)	$(45,671)	$(21,702)	$(112,349)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,164	1,397	4,136	2,524
Share-based compensation	28,784	30,822	51,243	54,488

Changes in operating assets and liabilities:
Accounts receivable, net	3,850	384	(1,910)	(1,001)
Prepaid expenses and other assets	6,149	(7,995)	5,987	(3,295)
Accounts payable	(220)	(6,448)	3,596	(12,624)
Accrued expenses and other liabilities, net	(4,252)	(3,502)	(148)	1,840
Deferred revenue	18,149	16,952	49,115	43,444
Net cash provided by (used in) operating activities	47,589	(14,061)	90,317	(26,973)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,123)	(4,550)	(4,684)	(6,904)
Capitalized software development costs	(534)	(684)	(1,019)	(1,610)
Net cash used in investing activities	(1,657)	(5,234)	(5,703)	(8,514)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	5,267	3,354	10,353	4,705
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	2,613	1,017	8,516	(21,367)
Capital lease payments	-	(32)	-	(43)
Net cash provided by (used in) financing activities	7,880	4,339	18,869	(16,705)

INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	53,812	(14,956)	103,483	(52,192)
CASH AND CASH EQUIVALENTS - Beginning of period	935,565	849,576	885,894	886,812
CASH AND CASH EQUIVALENTS - End of period	$989,377	$834,620	$989,377	$834,620

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$156,163	$106,988	$301,405	$200,876
Share-based compensation	1,845	2,915	3,322	5,356
Non-GAAP gross profit	$158,008	$109,903	$304,727	$206,232
GAAP gross margin	89%	86%	89%	87%
Non-GAAP gross margin	90%	89%	90%	89%
Reconciliation of operating expenses
GAAP research and development	$39,106	$33,962	$76,169	$60,503
Share-based compensation	(11,198)	(9,999)	(19,742)	(17,387)
Non-GAAP research and development	$27,908	$23,963	$56,427	$43,116

GAAP sales and marketing	$107,443	$96,740	$215,123	$212,713
Share-based compensation	(8,612)	(10,075)	(13,640)	(17,453)
Non-GAAP sales and marketing	$98,831	$86,665	$201,483	$195,260

GAAP general and administrative	$21,781	$22,466	$45,032	$41,336
Share-based compensation	(7,129)	(7,833)	(14,539)	(14,292)
Non-GAAP general and administrative	$14,652	$14,633	$30,493	$27,044

Reconciliation of operating income (loss)
GAAP operating loss	$(12,167)	$(46,180)	$(34,919)	$(113,676)
Share-based compensation	28,784	30,822	51,243	54,488
Non-GAAP operating income (loss)	$16,617	$(15,358)	$16,324	$(59,188)
GAAP operating margin	(7)%	(37)%	(10)%	(49)%
Non-GAAP operating margin	9%	(12)%	5%	(25)%

Reconciliation of net income (loss)
GAAP net loss	$(7,035)	$(45,671)	$(21,702)	$(112,349)
Share-based compensation	28,784	30,822	51,243	54,488
Tax benefit related to share-based compensation(1)	(786)	(68)	(1,345)	(295)
Non-GAAP net income (loss)	$20,963	$(14,917)	$28,196	$(58,156)

GAAP net loss per share, basic and diluted	$(0.15)	$(1.01)	$(0.45)	$(2.50)
Non-GAAP net income (loss) per share, basic	$0.43	$(0.33)	$0.59	$(1.29)
Non-GAAP net income (loss) per share, diluted	$0.41	$(0.33)	$0.55	$(1.29)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net income (loss) per share (GAAP)	48,209,039	45,074,912	48,061,281	45,027,168
Dilution from share options and RSUs(2)	2,949,919	-	2,932,350	-
Weighted average number of ordinary shares outstanding used in computing basic and diluted net income (loss) per share (Non-GAAP)	51,158,958	45,074,912	50,993,631	45,027,168

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results

(2)
The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share for the six and three months ended June 30, 2023, because the effect would have been anti-dilutive.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles our quarterly reported year-over-year revenue growth rates to the non-GAAP measure of FX adjusted year-over-year revenue growth rates which excludes the impact of changes in foreign currency exchange rates. The company believes FX adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency exchange rate fluctuations is determined by calculating the current year result using foreign exchange rates consistent with the prior year:

	Three months ended June 30,
	2023	2022
	(unaudited)

Revenue growth as reported	42%	75%
Impact of foreign currency	1%	2%
Revenue growth, FX adjusted	43%	77%

MONDAY.COM LTD

Reconciliation of net cash provided by (used in) operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Net cash provided by (used in) operating activities	$47,589	$(14,061)	$90,317	$(26,973)
Purchase of property and equipment	(1,123)	(4,550)	(4,684)	(6,904)
Capitalized software development costs	(534)	(684)	(1,019)	(1,610)
Free cash flow	$45,932	$(19,295)	$84,614	$(35,487)
Free cash flow margin	26%	(16)%	25%	(15)%